 

SECURIT **11015092** ON



Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- B-0241100

40905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th FL

(No. and Street)

Columbus   OH   43215

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard, President & Managing Director   (614) 224-8800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – if individual, state last, first, middle name)

65 E. State Street, Suite 600	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __T. Brian Pollard__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lancaster Pollard & Co.__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & Managing Director
_____
Title

_____
Notary Public   Formerly, Higgins

ASHLEY HIGGINS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES MARCH 22, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lancaster Pollard & Co.

Contents



Plante & Moran, PLLC
Suite 600
65 E State St.
Columbus, OH 43215
Tel: 614.849 3000
Fax. 614.221.3535
plantemoran com

Independent Auditor's Report

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying balance sheet of Lancaster Pollard & Co. (the "Company") as of December 31, 2010 and 2009 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co. at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

January 20, 2011


1

Lancaster Pollard & Co.

Balance Sheet

	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents	$ 3,888,926	$ 2,877,307
Accounts receivable	91,607	31,053
Due from related parties (Note 5)	421,691	171,445
Investments	-	320,096
Prepaid expenses	56,441	67,505
Property and equipment - Net (Note 2)	358,036	363,349
Total assets	$ 4,816,701	$ 3,830,755
Liabilities and Stockholder's Equity		
Liabilities		
Deferred revenue	$ 432,667	$ 513,169
Accounts payable	134,823	429,901
Customer deposits and advances	282,500	357,251
Accrued liabilities:		
Compensation	592,045	382,309
Rent	133,346	159,577
Other	23,350	18,451
Total liabilities	1,598,731	1,860,658
Stockholder's Equity (Note 8)	3,217,970	1,970,097
Total liabilities and stockholder's equity	$ 4,816,701	$ 3,830,755

Lancaster Pollard & Co.

Statement of Operations

	Year Ended	
	December 31, 2010	December 31, 2009
Revenue		
Financial advisory	$ 3,368,420	$ 1,670,944
Trading commissions (Note 5)	2,217,873	1,249,472
Remarketing fees	1,208,172	1,276,213
Underwriting fees	1,674,986	984,425
Management fees (Note 5)	3,407,100	2,261,391
Interest income	62,415	10,579
Other	248,725	119,538
Total revenue	12,187,691	7,572,562
Expenses		
Employee compensation and benefits (Note 6)	6,451,237	5,051,901
Occupancy expense (Note 4)	654,959	574,690
Professional fees	57,638	39,055
Advertising	318,734	267,991
Supplies and office expense	242,163	108,169
Underwriting and processing expenses	165,926	71,293
Taxes, dues, and licenses	71,037	54,504
Travel and entertainment	500,959	455,096
Other	85,370	174,502
Total expenses	8,548,023	6,797,201
Net Income	$ 3,639,668	$ 775,361

See Notes to Financial Statements.   3

Lancaster Pollard & Co.

Statement of Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance - January 1, 2009	$ 500	$ 39,500	$ 1,307,834	$ (54,531)	$ 1,293,303
Comprehensive income:					
Net income	-	-	775,361	-	775,361
Change in unrealized gain on investments	-	-	-	28,246	28,246
Total comprehensive income					803,607
Distributions	-	-	(126,813)	-	(126,813)
Balance - December 31, 2009	500	39,500	1,956,382	(26,285)	1,970,097
Comprehensive income:					
Net income	-	-	3,639,668	-	3,639,668
Change in unrealized gain on investments	-	-	-	26,285	26,285
Total comprehensive income					3,665,953
Distributions	-	-	(2,418,080)	-	(2,418,080)
Balance - December 31, 2010	$ 500	$ 39,500	$ 3,177,970	$ -	$ 3,217,970

Lancaster Pollard & Co.

Statement of Cash Flows

	Year Ended	
	December 31, 2010	December 31, 2009
Cash Flows from Operating Activities		
Net income	$ 3,639,668	$ 775,361
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	94,620	88,545
Loss (gain) on disposal of property and equipment	7,262	(19,252)
Gain on sale of investments	(8,619)	-
Changes in operating assets and liabilities which (used) provided cash:		
Accounts receivable	(60,554)	102,372
Prepaid expenses	11,064	(25,997)
Deferred revenue	(80,502)	49,015
Accounts payable	(295,078)	227,458
Customer deposits and advances	(74,751)	39,058
Accrued compensation	209,736	(48,662)
Accrued rent	(26,231)	(26,232)
Other accrued liabilities	4,899	10,932
Net cash provided by operating activities	3,421,514	1,172,598
Cash Flows from Investing Activities		
Purchase of property and equipment	(96,569)	(71,937)
Purchases of investments	-	(200,001)
Proceeds from sales of investments	355,000	-
Due from related parties	(250,246)	(165,430)
Net cash provided by (used in) investing activities	8,185	(437,368)
Cash Flows from Financing Activities - Distributions paid	(2,418,080)	(126,813)
Net Increase in Cash and Cash Equivalents	1,011,619	608,417
Cash and Cash Equivalents - Beginning of year	2,877,307	2,268,890
Cash and Cash Equivalents - End of year	$ 3,888,926	$ 2,877,307

Lancaster Pollard & Co.

Note I - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Co. (the "Company") is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities as well as financial consulting and interest rate swap transactions, primarily to the healthcare and senior living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Austin, Denver, Kansas City, and Los Angeles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2010 or 2009.

Investments - The Company has available-for-sale investments consisting of mutual funds. At December 31, 2010 and 2009, the fair value of mutual funds totaled $0 and $320,096, respectively. At December 31, 2010 and 2009, the mutual funds had an unrealized gain of $0 and $26,285, respectively.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided. Deferred revenue consists of unearned remarketing fees collected in advance by the Company.

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Lancaster Pollard & Co.

Note I - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company. The Company is registered in Ohio as a dealer of intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in the municipalities in which it operates.

Cash Equivalents - The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including January 20, 2011, which is the date the financial statements were available to be issued.

Note 2 - Property and Equipment

Major classes of property and equipment are as follows:

	2010	2009	Depreciable Life - Years
Leasehold improvements	$ 35,064	$ 35,064	7
Furniture, fixtures, and equipment	670,887	776,119	5-10
Total cost	705,951	811,183	
Accumulated depreciation	(347,915)	(447,834)	
Net property and equipment	$ 358,036	$ 363,349	

Depreciation expense was $95,287 for 2010 and $88,545 for 2009.

Note 3 - Common Stock

At December 31, 2010 and 2009, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2010 and 2009, 100 shares were issued and outstanding.

Note 4 - Operating Leases

The Company leases office facilities and vehicles under operating lease agreements expiring at various dates through December 2015. Lease expense pursuant to these agreements for 2010 and 2009 was $546,469 and $489,343, respectively.

Lancaster Pollard & Co.

Note 4 - Operating Leases (Continued)

A summary of future minimum lease payments is as follows:

Years Ending December 31	Amount
2011	$ 569,246
2012	554,368
2013	532,075
2014	438,660
2015	212,434
Total	$ 2,306,783

Note 5 - Related Party Transactions

The Company generated $3,407,100 and $2,261,391 in management fees from companies under common ownership during the years ended December 31, 2010 and 2009, respectively. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. At December 31, 2010 and 2009, the related party receivables for management fees were $421,691 and $168,649, respectively.

The Company also received $2,058,603 and $1,016,071 in trading desk commissions from a company under common ownership during the years ended December 31, 2010 and 2009, respectively. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

Note 6 - 401(k) Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $126,350 and $142,251 for the years ended December 31, 2010 and 2009, respectively. The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the years ended December 31, 2010 and 2009. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

Lancaster Pollard & Co.

Note 7 - Fair Value Measurements

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

The Company measures investments at fair value on a recurring basis. The fair values of the investments are determined by Level I inputs. In general, fair values determined by Level I inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Note 8 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital (as defined) of the greater of 6.6667 percent of aggregate indebtedness (as defined) or $100,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $2,058,319 and $1,127,392, respectively, and its aggregate indebtedness to net capital ratio was 0.78 to 1 and 1.65 to 1 at December 31, 2010 and 2009, respectively.

Additional Information


plante moran


Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849 3000
Fax: 614 221.3535
plantemoran.com

Independent Auditor's Report on
Additional Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying financial statements of Lancaster Pollard & Co. (a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.) as of and for the years ended December 31, 2010 and 2009 and have issued our report thereon dated January 20, 2011. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

January 20, 2011



11

Lancaster Pollard & Co.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	December 31	
	2010	2009
Net Capital - Total stockholder's equity	$ 3,217,965	$ 1,970,097
Deductions - Non-allowable assets		
Accounts receivable - Trade greater than 30 days	90,082	19,772
Accounts receivable - Due from related parties	421,691	171,445
Property and equipment	358,036	363,349
Haircut on securities	233,396	220,634
Other assets	56,441	67,505
Net Capital	2,058,319	1,127,392
Minimum Net Capital Requirement	106,583	124,044
Excess Net Capital	$ 1,951,736	$ 1,003,348
Excess Net Capital 1000%	$ 1,898,446	$ 941,326
Total Aggregate Indebtedness Net of Subordinated Debt	$ 1,598,736	$ 1,860,658
Ratio of Aggregate Indebtedness to Net Capital	0.78	1.65

Note: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA.

Lancaster Pollard & Co.

Schedule II - Claim for Exemption Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010 and 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2010 and 2009.



Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on
Internal Control Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

In planning and performing our audit of the financial statements of Lancaster Pollard & Co. for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Lancaster Pollard & Co., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recording of differences required by Rule 17a-13

3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lancaster Pollard & Co. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lancaster Pollard & Co. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

14

To the Board of Directors
Lancaster Pollard & Co.

Because of inherent limitations in internal control on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Co.'s practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

January 20, 2011



Lancaster Pollard & Co.

(a wholly owned subsidiary of
Lancaster Pollard Holdings, Inc.)

Financial Report
with Additional Information
December 31, 2010

